UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: Nov. 30, 2026
Estimated average burden hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-24841

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Opal Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

251 W 30th St, 5th Floor
(No. and Street)

New York	NY	10001
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Zachary Goldberg	845-494-6554	zach@opalsecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Anson, Brian W
(Name – if individual, state last, first, and middle name)

18455 Burbank Blvd. #404	Tarzana	CA	91356
(Address)	(City)	(State)	(Zip Code)

9/15/2005	2370
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Zachary Goldberg, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Opal Securities, Inc, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title:
CEO

EUCARYS S MARTINEZ
Notary Public - State of New York
NO. 01MA6348755
Qualified in Bronx County
My Commission Expires Oct 3, 2028

Notary Public

2/24/2025

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

OPAL SECURITIES, INC.

FINANCIAL STATEMENTS
AND
ACCOMPANYING SUPPLEMENTARY INFORMATION

FOR THE YEAR ENDED
DECEMBER 31, 2024

OPAL SECURITIES, INC.

Table of Contents

BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder's and Board of Directors of Opal Securities, Inc.

Opinion on the Financial Statements
I have audited the accompanying statement of financial condition of Opal Securities, Inc. as of December 31, 2024, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Opal Securities, Inc. as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of Opal Securities, Inc.'s management. My responsibility is to express an opinion on Opal Securities, Inc.'s financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Opal Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Auditor's Report on Supplemental Information
The information contained in Schedule I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Opal Securities, Inc.'s financial statements. Supplemental Information is the responsibility of Opal Securities, Inc.'s management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Brian W. Anson
Certified Public Accountant
I have served as Opal Securities, Inc.'s auditor since 2023.
Tarzana, California
February 24, 2025

OPAL SECURITIES, INC.
Statement of Financial Condition
December 31, 2024

ASSETS

Cash and Cash Equivalents	$	3,913,941
Accounts Receivable		187,376
Due From Clearing Firm		1,017,780
Clearing Firm Deposit		259,718
Other Assets		2,464
Total Assets	$	5,381,279

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Accounts Payable and Accrued Expenses	$	97,037
Borrowing Cost Payable		3,187,946
Total Liabilities		3,284,983

STOCKHOLDER'S EQUITY

Common Stock, no par value, 20,000 shares authorized, issued, and outstanding		-
Additional Paid-in-Capital		430,506
Retained Earnings		1,665,790
Total Stockholder's Equity		2,096,296
Total Liabilities and Stockholder's Equity	$	5,381,279

OPAL SECURITIES, INC.
Statement of Income
For the Year Ended December 31, 2024

REVENUES		
Commissions	$	2,882,203
ECN Fees and Clearing Rebates		5,281,186
Borrowing Cost Fees		20,938,321
Realized Gains (Losses) on Securities		(33,185)
Interest Income		1,493,892
Total Revenues		30,562,417
EXPENSES		
Borrowing Costs & Expenses		15,079,174
Brokerage Fees & Data Services		1,580,075
Clearing Fees		721,512
Payroll Expenses		206,700
Professional Fees		99,425
Regulatory Fees		143,196
Technology & Communication Costs		21,521
Other Operating Expenses		27,289
Total Expenses		17,878,892
NET INCOME	$	12,683,525

OPAL SECURITIES, INC.
Statement of Stockholder's Equity
For the Year Ended December 31, 2024

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Beginning balance, January 1, 2024	$ -	$ 430,506	$ 894,692	$ 1,325,198
Additional Capital				-
Distribution / Dividend			(11,912,427)	(11,912,427)
Net Income			12,683,525	12,683,525
Ending balance, December 31, 2024	$ -	$ 430,506	$ 1,665,790	$ 2,096,296

OPAL SECURITIES, INC.
Statement of Cash Flows
For the Year Ended December 31, 2024

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income	$ 12,683,525
Adjustments to reconcile net income to net cash provided by operating activities:	
(Increase) decrease in assets	
Account Receivables	18,600
Due from Clearing Firm	(633,372)
Clearing Firm Deposit	(6,800)
Other Assets	358
Increase (decrease) in liabilities	
Accounts Payable and Accrued Expenses	(80,649)
Borrowing Cost payables	2,452,681
Total adjustments	1,750,818
Net cash provided by operating activities	14,434,343
CASH FLOWS FROM FINANCING ACTIVITIES:	
Additional capital	-
Distributions/ Dividend	(11,912,427)
Net cash used in financing activities	(11,912,427)
Net increase in cash	2,521,916
Cash and Cash Equivalents at beginning of year	1,392,025
Cash and Cash Equivalents at end of year	$ 3,913,941

Supplemental Disclosures of Cash Flow Information

Cash Paid During the Year For:	
Interest	$ -
Income taxes	$ -

The accompanying notes are an integral part of these financial statements

Note 1: ORGANIZATION

Opal Securities, Inc. (a C-Corporation) (the "Company") was incorporated in the State of Pennsylvania on April 15, 1980. The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA).

In October of 2021, 100% of the Company's stock was sold to OS Holdings, Inc (the "Parent"). Subsequent to the sale, the Company underwent a name change from Southampton Investment Services, Inc. to Opal Securities, Inc. The Company has offices in New York, NY and Westlake Village, California.

The Company is approved to conduct business in equities, both listed and OTC equities, options and corporate debt. The Company conducts business as an introducing broker dealer. The Company does not carry customer funds or securities and operates pursuant to the (k)(2)(ii) exemption and clears all transactions through its clearing firm, Wedbush Securities.

Note 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(b) Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents. The Company maintains its cash in bank deposit accounts which at times, may exceed uninsured limits. The Company has not experienced any losses in such accounts. All of the Company's cash and cash equivalents are held at high credit quality financial institutions.

(c) Basis of Accounting and Revenue Recognition (ASC 606)

The financial statements of the Company have been prepared on the accrual basis of accounting and, accordingly, reflect all significant receivables, payables and other liabilities. Commissions income (and the recognition of related expenses), if any, are recorded on trade date basis.

ASC 606, Revenue from Contracts with Customers, was issued on May 28, 2014. ASC 606 provides guidance related to revenue from contracts with customers. Guidance applies to all entities and to all contracts with customers, with the exception of the following transactions noted in ASC 606-10: lease contracts, insurance contracts, financial instruments and other contractual rights or obligations, guarantees, nonmonetary exchanges between entities in the same line of business. The Company applied ASC 606 at inception.

Revenue is measured based on a consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it satisfies a performance obligation by transferring control over a product or service to a customer. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the company determines the customer has obtained control over the promised good or service. The amount of revenue recognized reflects the consideration of which the Company expects to be entitled in exchange for the promised goods or services.

Note 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The reportable segments of revenue generated by the Company are described below:

Commissions: This includes performance obligations related to transactions that are subject to SEA Rule 10b-10 for renumeration that needs to be disclosed. It also includes any transaction when the Company is engaged as an agent. It does not include net gains or losses from transactions made by the Company when acting as a principal, or riskless principal.

Clearing Rebates, ECN Fees and Borrowing Cost Fees: As part its clearing agreement, the Company is charged various fees and borrowing costs associated with the trading activity of its customer base. These fees are passed through to the customer with an additional mark-up. Total revenue is considered to be cost plus the additional mark-up.

Realized Gains on Securities: Included in realized gains on securities are realized gains and losses from proprietary trading. There were no unrealized gains or losses as of December 31, 2024.

Interest Income: Included in interest income is interest earned on securities borrowings; margin interest; interest earned from customer bank sweep into FDIC insured products.

The following table disaggregates the Company's revenue based on the timing of satisfaction of performance obligations for the year ended December 31, 2024:

Performance Obligations Satisfied at a Point in Time	$	2,849,018,
Performance Obligations Satisfied Over Time		27,713,399
	$	30,562,417

(d) Fair Value Measurement

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritized the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that an entity has the ability to access.

Level 2 – Valuations based on quoted prices for similar assets and liabilities in active markets, quoted prices for identical assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities.

Level 3 – Valuations based on inputs that are supportable by little or no market activity and that are significant to the fair value of the asset or liability.

The Company had no financial instruments to measure for fair value as of December 31, 2024.

Note 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(e) Lease Obligations

ASU 2016-02 requires recognition of both, a lease liability and a right-of-use asset for all leases at the commencement date (with the exception of short-term leases). ASU-2016-02 is effective for annual and interim periods beginning on or after December 15, 2018 and early adoption is permitted. As of December 31, 2024, the Company does not have any long-term lease commitments and during the year ended December 31, 2024, rent expense was $0. The Company utilizes office space rented by the parent as a mailing address and branch office location. No rent is allocated to the Company for these services.

Note 3: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. It is Company's policy to review, as necessary, the credit standing of each counter party.

Note 4: NET CAPITAL REQUIREMENT

The Company is subject to the uniform net capital Rule (Rule 15c3-1) of the Securities and Exchange Commission, which requires the maintenance of both minimum net capital and a maximum ratio of aggregate indebtedness to net capital. Minimum net capital is the greater of $5,000 or 6 2/3 percent of aggregate indebtedness which is $219,000. In this case the minimum net capital is $219,000. As of December 31, 2024, the Company's net capital of $1,906,455 exceeded the minimum net capital requirement of $219,000 by $1,687,455, and the Company's ratio of aggregate indebtedness of $3,285,003 to net capital was 1.72:1 which is less than the 15:1 maximum ratio required.

Note 5: INCOME TAXES

For income tax purposes, the Company has elected to be is treated as a qualified subchapter S subsidiary. As a result, for tax purposes, the Company is not treated as a separate corporation and all assets, liabilities, items of income and expenses are treated as those of the parent. Accordingly, the Company did not record a provision for income taxes during the year ended December 31, 2024.

The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statute of limitations in the applicable jurisdiction. The Company is subject to examination by the taxing agencies for fiscal years ended December 31, 2021, 2022 and 2023.

Note 6: LITIGATION

The Company was not subject to any litigation during the period January 1, 2024, through December 31, 2024.

Note 7: CREDIT LOSSES

Effective January 1, 2020, the Company adopted the provision of Accounting Standards Update 2016-13, financial Instruments - Credit Losses (Topic 326), which provides revised guidance on evaluating accounts and notes receivable and other financial instruments for impairment. The Company records accounts receivable when products or services are delivered and it is probable that payment will be received for those products or services, and the Company does not record any interest or penalties on accounts receivable that are past due under the terms of the related arrangement or invoice until those amounts are received.

Note 7: CREDIT LOSSES (Continued)

Topic 326 requires companies to evaluate their financial instruments for impairment by recording an allowance for doubtful accounts and/or bad debt expense based on certain categories of instruments rather than a specific identification approach. The Company adopted the provisions of this standard using a method to estimate the allowance for doubtful accounts that considered both the aging of its accounts receivable and the projected loss rate of its receivables. The Company writes off accounts receivable, and the related allowance for doubtful accounts, when it becomes remote that payment for products or services will be received. The Company did not write off any investments for the year ended December 31, 2024. The adoption of the standard did not have a material impact on the Company's Financial Statements.

Note 8: SEGMENT REPORTING

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, which are discussed in Note 1, revenue recognition. All services performed by the Company fall under their clearing agreement with their clearing broker, Wedbush Securities. The company has identified its CEO as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The company did not have any major external customers in 2024. All revenue segments and significant expenses for the year ended December 31, 2024 are disclosed on the Statement of Income.

Note 9: SUBSEQUENT EVENTS

Management has reviewed subsequent events through February 24, 2024, the date the financial statements were available to be issued and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements, nor have any subsequent events occurred, the nature of which would require disclosure.

OPAL SECURITIES, INC.
Schedule I
Statement of Net Capital
December 31, 2024

	Focus 12/31/24	Audit 12/31/24	Change
Stockholders' Equity, December 31, 2024	$ 2,096,296	$ 2,096,296	-
Less: Non-allowable Assets	(189,841)	(189,841)	
Tentative net capital	1,906,455	1,906,455	-
Haircuts:	-	-	-
NET CAPITAL	1,906,455	1,906,455	-
Minimum net capital	219,000	219,000	-
Excess net capital	$ 1,687,455	$ 1,687,455	-
Aggregate indebtedness	$ 3,285,003	$ 3,285,003	-
Ratio of aggregate indebtedness to net capital	1.72	1.72	

Reconciliation: There were no noted differences between the audited financial statements and the focus filed at December 31, 2024.

OPAL SECURITIES, INC.
December 31, 2024

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3 (k)(2)(ii).

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(2)(ii) exemptive provision.

BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Opal Securities, Inc.
New York, New York

I have reviewed management's statements, included in the accompanying Exemption Report in which (1) Opal Securities, Inc., identified the following provisions of 17 C.F.R. §15c3-3(k) under which Opal Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k) (2) (ii) (the "exemption provision") and (2) Opal Securities, Inc., stated that Opal Securities, Inc., met the identified exemption provision throughout the most recent fiscal year without exception. Opal Securities, Inc.'s management is responsible for compliance with the exemption provision and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Opal Securities, Inc.'s compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 24, 2025

Opal Securities, Inc.

Assertions Regarding Exemption Provisions

As the director of management of Opal Securities, Inc. ("the Company"), I am responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, (k)(2)(ii).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period January 1, 2024 through December 31, 2024.

Opal Securities, Inc.

By:

Zachary Goldberg, CEO
(Name and Title)

BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors of Opal Securities, Inc.

I have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2024. The management of Opal Securities, Inc. (the Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2024. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed, and my associated findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences.

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2024, with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2024, noting no differences.

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

I was engaged by the Company to perform this agreed-upon procedures engagement and conducted my engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). I was not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2024. Accordingly, I do not express such an opinion or conclusion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

I am required to be independent of the Company and to meet my other ethical responsibilities in accordance with the relevant ethical requirements related to my agreed-upon procedures engagement. This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 24, 2025